51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 21, 2014

Item 3	News Release

A News release was disseminated through Marketwire on August 21, 2014. A copy of the news release disseminated on March 21, 2014 is attached to this material change report.

Item 4	Summary of Material Change

Argentex announced the updated results of a National Instrument (“NI”) 43-101 compliant Mineral Resource Estimate (the Report) by Mine Development Associates ("MDA") of Reno, Nevada for the Company’s 100%-owned Pingüino Silver-Gold Project, located in Santa Cruz province, Argentina. The resource estimate defines 26.7 Million Ounces Ag Eq. @ 132.3 g/t Ag Eq. Indicated and 7.0 Million Ounces Ag Eq. @ 98.0 g/t Ag Eq. Inferred.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO, Corporate Secretary & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

August 21, 2014